UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 1‑SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the period ended June 30, 2024

Commission file number 024-11640

ANDREW ARROYO REAL ESTATE, INC.
(Exact name of registrant as specified in its charter)

Delaware	85-2103542
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12636 High Bluff Drive, Suite 400 San Diego, CA	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code (888) 322-4368

Title of each class of securities issued pursuant to Regulation A:

 Common Stock, par value $0.001

3,279,183 common shares issued and outstanding as of filing date.

 FORM 1-SA REPORT

ANDREW ARROYO REAL ESTATE INC. d/b/a AARE

12636 High Bluff Drive, Suite 400

San Diego, CA 92130

888-322-4368

www.aare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Business” and elsewhere in this Semi-Annual Report on Form 1-SA constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some, but not all, cases, you can identify forward-looking statements by terms such as “anticipate”, “assume”, “believe”, “could”, “estimate”, “expect”, “intend”, “goal”, “may”, “might”, “objective”, “plan”, “possible”, “potential”, “project”, “should”, “strategy”, “will” and “would” or the negatives of these terms or other comparable terminology.

Our forward-looking statements may include, without limitation, statements with respect to:

1.	Future services;
2.	Future products;
3.	The availability of, and terms and costs related to, future borrowing and financing;
4.	Estimates of future sale;
5.	Future transactions;
6.	Estimates regarding the amount of funds we will need to fund our operations for specific periods;
7.	Estimates regarding potential cost savings and productivity; and
8.	Our listing, and the commencement of trading of our Common Stock, on the NASDAQ, OTC Markets or other exchanges and the timing thereof.

The cautionary statements set forth in this Semi-Annual Report on Form 1-SA, identify important factors that you should consider in evaluating our forward-looking statements.

Although the forward-looking statements in this Semi-Annual Report on Form 1-SA are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, except as required by law, to re-issue this Semi-Annual Report on Form 1-SA or otherwise make public statements updating our forward-looking statements. For the reasons set forth above, you should not place undue reliance on forward-looking statements in this Semi-Annual Report on Form 1-SA.

The Semi-Annual Report on Form 1-SA highlights information contained elsewhere and does not contain all the information that you should consider in making your investment decision. Before investing in our Common Stock, you should carefully read this entire Semi-Annual Report on Form 1-SA and our Regulation A Offering Circular filed with the Securities and Exchange Commission, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

2

3

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual Report on Form 1-SA. Some of the information contained in this discussion and analysis or set forth elsewhere in this Semi-Annual Report on Form 1-SA, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that reflect our current views with respect to future events and financial performance, which involve risks and uncertainties. Forward-looking statements are often identified by words like: “believe”, “expect”, “estimate”, “anticipate”, “intend”, “project” and similar expressions or words that, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Semi-Annual Report on Form 1-SA. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.

Our financial statements are stated in United States Dollars (USD or US$) and are prepared in accordance with United States Generally Accepted Accounting Principles (GAAP). All references to “Common Shares” refer to the Common Shares of our authorized capital stock.

Company Overview & Background

Andrew Arroyo Real Estate Inc. (“AARE”, “We”, “Company”) is an American real estate company committed to servicing clients with residential, commercial, investment and property management services. AARE is an early growth stage company incorporated in the State of Delaware on June 18, 2020, as a for-profit corporation with a fiscal year end of December 31st. On July 31, 2021, we completed a merger transaction with Andrew Arroyo Real Estate, Inc., a California corporation (“AARE-CA”), in a transaction in which we were the surviving entity and we assumed the assets, operations and liabilities of AARE-CA. We have a trademark for, use a d/b/a, and are known as “AARE.” AARE-CA was in business for over 17 years and had grown to become a well-respected real estate company. As a result of the merger, we now have AARE-CA’s operations. As a result, the current and historical references to our business and operations herein relates to the combined business of AARE-CA and AARE-DE. The primary purpose of the merger was to re-incorporate the company from California to Delaware as part of a plan to prepare for our nationwide expansion, capital fundraising and a public offering. We (AARE-DE) are licensed and registered in 24 states and the District of Columbia to conduct real estate services and in 4 states to conduct loan origination services. AARE-CA was merged out of existence as a result of the merger. Our principal executive office is located at 12636 High Bluff Drive Suite 400, San Diego, CA 92130; our telephone number is 888-322-4368, our fax number is 858-720-1166 and our website address is www.aare.com.

4

Results of Operations for the Period Ended June 30, 2024 Compared to the Period Ended June 30, 2023

Summary of Results of Operations

	Period Ended June 30,
	2024	2023
Revenue	$3,318,342	$3,741,396

Cost of Sales	$2,743,187	$3,258,625

Gross Profit	$575,155	$482,771

Operating expenses:

General and administrative	$757,919	$818,389
Total operating expenses	$757,919	$818,389

Operating loss	$(182,764)	$(335,618)

Other income (expense)
Total other income (expense), net	$(6,326)	$170,468
Net loss before income tax	$(189,090)	$(165,150)
Income tax expense	$-	$(2,625)
Net loss	$(189,090)	$(167,775)

Gross Profit

Our gross profit increased by $92,384 from $482,771 to $575,155, from the period ended June 30, 2023 compared to the period ended June 30, 2024. Our increase in gross profit was largely due to a decrease in our cost of sales. We expect our gross profit will grow in periods when there is property price expansion and decrease in periods of recession.

Operating Loss; Net Loss

Our operating loss decreased by $152,854 to ($182,764) from ($335,618), for the period ended June 30, 2024 compared to the period ended June 30, 2023. Our net loss increased by $21,315 to ($189,090) from ($167,775), for the same periods. Our decrease in operating loss primarily due to management’s decision to reduce expenses. Our increase in net loss was primarily due to our new stock-based compensation program. We expect our net profit will grow in periods when there is property price expansion and decrease in periods of recession.

5

Revenue

Our revenue decreased by $423,054 to $3,318,342 from $3,741,396, for the period ended June 30, 2024 compared to the period ended June 30, 2023. Our decrease in revenue was largely due to a general decrease in the transaction volume in the property market as a result of limited inventory and high interest rates. We expect our revenue will grow in periods when there is property price expansion and decrease in periods of recession.

Cost of Sales

Our cost of sales decreased by $515,438 to $2,743,187 from $3,258,625, for the period ended June 30, 2024 compared to the period ended June 30, 2023. The decrease in cost of sales was largely due to decreases in payments to real estate agents, transaction coordinators, referral fees, property management fees paid, and charitable contributions. We expect our cost of sales will grow in periods when there is property price expansion and decrease in periods of recession.

General and Administrative Expenses

General and administrative expenses decreased by $60,470 to $757,919 from $818,389, for the period ended June 30, 2023 compared to the period ended June 30, 2023. The decrease is primarily due to management’s decision to reduce costs and fees associated with our nationwide expansion, and less additional support needs for the Company associates due to a general decrease in the transaction volume in the property market as a result of limited inventory and high interest rates. We expect to have costs related to expansion and additional support for Company associates during times of expansion. We do not expect to have costs related to securities offerings except in periods we conduct an offering of our securities.

6

Net Other Income (Expense)

We had net other expense of ($6,326) for the six-month period ended June 30, 2024 and net other income of $170,468 for the six-month period ended June 30, 2023. For the period in 2024, our net other expense primarily related to our interest expense. For the period in 2023, our net other income primarily related to receiving employee retention credits.

Liquidity and Capital Resources for Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Introduction

We have limited liquidity. The capital resources required by us to manage our operations nationwide are significant. Therefore, we are planning to offer, through a Regulation A offering, a limited number of shares of Common Stock to investors in order to raise capital and increase our liquidity and capital resources. We currently have $465,924 in notes payable as outlined in the financial statement section. We have no current commitments for capital expenditures and have no commitments for capital expenditures as of the end of the latest fiscal year and any subsequent interim period. As of the date of this Semi-Annual Report on Form 1-SA, while we have generated revenues from our business operations, those revenues alone are not sufficient to fund our operations.

We use our capital resources to:

•	Fund operating costs;
•	Fund capital requirements, including capital expenditures;
•	Make debt and interest payments;
•	Invest in new technologies, products, services and ventures; and.
•	Making charitable contributions to support charities worldwide.

We need cash to meet our working capital needs as the business grows, to hire managers, and to fund acquisitions and debt repayment. We intend to use cash flows from operations and the sale of common stock to fund anticipated levels of operations for the next twelve months. As our availability under our credit lines is limited, it is important that we manage our working capital. We may need to raise additional capital through debt or equity financing to support our growth strategy, which may include acquisitions. There is no assurance that such financing will be available or, if available, on acceptable terms. Our current cash on hand is limited. Our CEO, Andrew Michael Arroyo, is currently loaning the Company cash to pay all costs associated with our fundraising efforts, the forthcoming Regulation A offering and the costs associated with the required reporting to SEC. Through June 30, 2024, we spent approximately $300,000 on the costs related to our initial Regulation A offering, the costs related to our forthcoming secondary Regulation A offering, and SEC reporting costs which was loaned to the Company by our CEO, and any additional funds that we are required to spend shall also be paid by our CEO and reimbursed from the proceeds of our Regulation A offerings. To date, we have managed to keep our monthly cash flow requirement low due to two primary reasons: first, our CEO draws a minimal salary at this time and, second, we have been able to keep our operating expenses to a minimum by working with the minimum services necessary to sustain our operations. Other than our lines of credit, we currently have no external sources of liquidity such as arrangements with credit institutions or off-balance sheet arrangements that will have or are reasonably likely to have a current or future effect on our financial condition or immediate access to capital. Our CEO has made no commitments, written or oral, with respect to providing a source of liquidity in the form of cash advances, loans and/or financial guarantees.

If we are unable to raise the funds through a Regulation A offering or other offering, we will seek alternative financing through means such as borrowings from institutions or private individuals. There can be no assurance that we will be able to keep costs from being more than these estimated amounts or that we will be able to raise such funds. Even if we sell all shares offered through a Regulation A offering, we expect that we will seek additional financing in the future. However, we may not be able to obtain additional capital or generate sufficient revenues to fund our operations. If we are unsuccessful at raising sufficient funds, for whatever reason, to fund our operations, we may be forced to seek a buyer for our business or another entity with which we could create a joint venture. If all of these alternatives fail, we could be required to seek protection from creditors under applicable bankruptcy laws.

7

Federal legislation, including the Sarbanes-Oxley Act of 2002, has resulted in the adoption of various corporate governance measures designed to promote the integrity of the corporate management and the securities markets. Some of these measures have been adopted in response to legal requirements. Others have been adopted by companies in response to the requirements of national securities exchanges, such as the NYSE or The NASDAQ Stock Market, on which their securities are listed. Among the corporate governance measures that are required under the rules of national securities exchanges are those that address Board of Directors’ independence, Audit Committee oversight and the adoption of a code of ethics. Our Board of Directors is comprised of one individual. Our CEO makes decisions on all significant corporate matters such as the approval of terms of the compensation of our CEO and the oversight of the accounting functions.

We have not yet adopted any corporate governance policies and, since our securities are not yet listed on a national securities exchange, we are not required to do so. We have not adopted corporate governance measures such as an Audit Committee or other independent committees outside of our Board of Directors as we presently do not have any independent directors. If we expand our Board membership in future periods to include additional independent Directors, we may seek to establish an Audit Committee and other committees of our Board of Directors. It is possible that if our Board of Directors included independent Directors and if we were to adopt some or all of these corporate governance measures, stockholders would benefit from somewhat greater assurances that internal corporate decisions were being made by disinterested Directors and that policies had been implemented to define responsible conduct. For example, in the absence of audit, nominating and compensation committees comprised of at least a majority of independent Directors, decisions concerning matters such as compensation packages to our senior officer and recommendations for Director nominees may be made by a majority of Directors who have an interest in the outcome of the matters being decided. Prospective investors should bear in mind our current lack of corporate governance measures in formulating their investment decisions.

During the periods ended June 30, 2024 and 2023, we generated negative cash flows. Our cash on hand as of June 30, 2024 was $100,386, and our cash flow used in operations was ($276,506) for the six months then ended. As a result, we do not have short term cash needs, but need to raise additional funds to finance our long term business plans. Although most of our short term cash needs are being satisfied through our operations, we will need additional money to fund our planned nationwide expansion and the development of our planned real estate investment trust (REIT). Although we are licensed 24 states, the majority of our current operations are in California.

Our cash, current assets, total assets, current liabilities, and total liabilities as of June 30, 2024 and as of December 31, 2023, respectively, are as follows:

	June 30, 2024	December 31, 2023	Change
Cash	$100,386	$160,540	$60,154
Total Current Assets	$668,733	$589,125	$79,608
Total Assets	$882,937	$853,328	$29,609
Total Current Liabilities	$901,728	$881,046	$20,682
Total Liabilities	$1,464,111	$1,406,219	$57,892

Our current assets increased as of June 30, 2024, as compared to December 31, 2023, due to more other assets, consisting primarily of property management deposits. The increase in our total assets between the two periods is related to increases in property management deposits, as well as slightly less property and equipment, net at June 30, 2024 compared to December 31, 2023.

Our current liabilities increased as of June 30, 2024, as compared to December 31, 2023. This increase was primarily due to increases in other current liabilities, which was property management deposits, and by us having more debt and more outstanding on our line of credit.

8

Sources and Uses of Cash

Operations

We had net cash used in operating activities of ($276,506) for the period ended June 30, 2024, as compared to net cash used in operating activities of ($127,311) for the period ended June 30, 2023. In 2024, the net cash used in operating activities consisted primarily of our net loss of ($189,090), adjusted by depreciation and amortization of $10,514, gain on sale of property and equipment of ($6,182), change in stock based compensation of $25,011, change in accounts receivable of ($79,365), change in other current assets of ($60,397), change in accounts payable of $53,093, change in accrued liabilities of $31,144, change in other current liabilities of ($61,443) and change in operating lease liabilities of $209. In 2023, the net cash used in operating activities consisted primarily of our net loss of ($167,775), adjusted by depreciation and amortization of $14,355, gain on sale of property and equipment of $1,048, changes in our assets and liabilities of accounts receivable of $34,714, change in other current assets of ($46,326), change in accounts payable of $1,755, change in accrued liabilities of ($33,036), change in other current liabilities of $87,265 and change in operating lease liabilities of ($19,311).

Investments

Our cash used in investing activities during the period ended June 30, 2024 was $7,774, compared to the cash provided by investing activities of $19,363, during the period ended June 30, 2023. For the period in 2024, the cash provided by investment activities related to the disposal of property and equipment of $7,774. For the period in 2023, the cash used for investment activities related to the net purchases of property and equipment of $20,411 and disposal of property and equipment of ($1,048).

Financing

Our net cash provided by financing activities for the period ended June 30, 2024 was $208,578, compared to $136,027 for the period ended June 30, 2023. For the six months ended June 30, 2024, our net cash provided by financing activities consisted of repayments on auto loan of ($4,765), repayments on SBA loan of ($1,620), proceeds on related party note payable of $79,000, net borrowings on a line of credit of $167, and cash from sales of common stock of $135,796. For the six months ended June 30, 2023, our net cash provided by financing activities consisted of repayments on auto loan of ($2,174), net borrowings on a line of credit of ($3,455), and cash from sales of common stock of $141,656.

Off Balance Sheet Arrangements

We have no off balance sheet arrangements as of June 30, 2024 and December 31, 2023.

Seasonal Cash Flow

The real estate brokerage business is seasonal. Our property management and membership cash flow stay fixed year-round as long as we maintain our current management contracts. The majority of property sales occur between March and September each year. Cash flow is normally strong during these months and typically offers a surplus. During the season between October and December, sales traditionally slow down but the cash flow is adequate to cover fixed expenses and overhead. The low season is January to February and usually runs a deficit, which requires the use of credit lines or capital reserves to sustain payroll and fixed overhead costs during these months before the spring selling season begins.

Capital Expenditures

We have not made any major capital expenditures in 2024 and do not anticipate any near-term capital expenditures for our operational purposes in the next twelve months. However, if our forthcoming Regulation A offering to raise capital to invest in commercial real estate properties and develop a real estate investment trust is successful, we will have capital expenditures in the form of real estate acquisitions.

9

Contractual Obligations

We have very few contractual obligations. We have two long-term leases (2 year terms). The majority of our vendors, utilities and service providers are on month-to-month agreements; however, there are a few utilities and service providers that are on an annual contract that renew each year.

Debt

We have one Small Business Administration (“SBA”) loan for $150,000. The SBA loan is a 30-year loan at 3.75% interest. We may elect to pay this loan off in full or retain the loan. We also have fluctuating lines of credit for cash flow purposes with Wells Fargo Bank in the amount of approximately $75,000 and with American Express in the amount of approximately $150,000. Investors should be aware that funds utilized for debt retirement from an offering of our securities will not be available to support our growth.

Inflation has been rising. The effect of inflation on our revenues and operating results have not been significant. The rise in inflation has affected the long term interest rates, which directly affect borrowing costs for mortgages, and in turn may affect property sales and our ability to earn commission. The current interest rate environment is higher than the low interest rates experienced in the past few years, however, the Federal Reserve has recently cut interest rates which historically directly affect the borrowing costs for mortgages.

Plan of Operations

We plan on our funds raised from offerings of our equity being sufficient to enable us to grow our Company nationwide and execute our business plan, including, but not limited to, securing our base of operations and any updates and/or modifications; acquiring property, systems and infrastructure; hiring key personnel to support growth; and achieving growth strategic partnerships. It is the opinion of our management that if we are successful in raising funds through the sale of equity, the proceeds from our upcoming Regulation A offering is expected to satisfy our need for liquidity and cash requirements for the foreseeable future and put us in a position to grow our business in accordance with our business plan, outlined below:

1.	Milestone 1: Continued Expansion Nationwide

Our plan of operation in this stage is to continue to expand our operations nationwide.

2.	Milestone 2: Continued Training of our Existing Members

Ongoing training of our “7 Steps to Powerful Paychecks” training nationwide in all markets.

3.	Milestone 3: Formation of a real estate investment trust (REIT)

Continue the formation and development of a REIT to identify and acquire discounted commercial real estate assets and partnerships interests producing income.

10

ITEM 2. OTHER INFORMATION

This discussion of our business should be read in conjunction with the other sections of this Semi-Annual Report on Form 1-SA, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties described throughout this Semi-Annual Report on Form 1-SA.

Other Significant Business Activities

In first six months of 2024, the Company continued to raise funds from investors through its Regulation A offering.

In the first quarter of 2024, the Company developed plans to grow its investment division. Based on the rare opportunity to purchase commercial real estate assets at a discount (given the current economic landscape), the Company is fully focused on developing its real estate investment division through a forthcoming Regulation A+ offering. If the offering is successful, the Company plans to elect to become a real estate investment trust (REIT). If the Company is successful in the transition to becoming a REIT, then the current real estate brokerage operations will continue in a taxable REIT subsidiary (“TRS”). New and existing shareholders will own shares in both the REIT and the TRS.

11

ITEM 3. FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

12

ANDREW ARROYO REAL ESTATE, INC.

BALANCE SHEETS

June 30, 2024 (unaudited) and December 31, 2023

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$100,386	$160,540
Accounts receivable, net	$141,148	$61,783
Other current assets	$427,199	$366,802
Total current assets	$668,733	$589,125
Property and equipment, net	$204,500	$252,679
Intangible assets, net	$9,704	$11,524
TOTAL ASSETS	$882,937	$853,328

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$158,630	$105,537
Accrued liabilities	$124,802	$93,658
Other current liabilities	$488,164	$549,607
Current portion of notes payable	$13,113	$12,909
Current portion of operating lease liabilities	43,076	45,559
Lines of credit (Note 6)	$73,943	$73,776
Total current liabilities	$901,728	$881,046

Long term liabilities
Notes payable, net of current portion (Note 6)	$452,811	$380,400
Long term operating lease liabilities, net of current portion	$109,572	$144,773
Total long term liabilities	$562,383	$525,173

TOTAL LIABILTIES	$1,464,111	$1,406,219

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock, $.001 par value; 25,000,000 shares authorized, 3,279,183 issued and outstanding as of June 30, 2024 and 3,203,220 issued and outstanding as of December 31, 2023.	$3,277	$3,202
Preferred Stock, ($.001 par value; 3,000,000 shares authorized, no shares issued and outstanding as of June 30, 2024 and December 31, 2023.	$-	$–
Series A Convertible Preferred Stock, $.001 par value; 2,000,000 shares authorized, and outstanding as of June 30, 2024 and December 31, 2023.	$2,000	2,000
Additional paid-in capital	$1,177,333	$1,016,601
Accumulated deficit	$(1,763,784)	$(1,574,694)

Total stockholders' deficit	$(581,174)	$(552,891)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$882,937	$853,328

See accompanying notes to the financial statements.

13

ANDREW ARROYO REAL ESTATE, INC.

STATEMENTS OF OPERATIONS

Six Months Ending June 30, 2024 and 2023

(unaudited)

	2024	2023

Revenues	$3,318,342	$3,741,396

Cost of Sales:
Sales commissions	$2,431,898	$2,946,233
Transaction coordinators	$52,103	$69,161
Supplies and materials	$4,778	$22,286
Referral fees	$54,331	$122,814
Property management fees	$110,059	$89,537
Mentor-coaching fees	$-	$4,539
Buyer-seller costs	$35,882	$4,055
Staging operations	$1,295	$–
Commission bonus	$31,216	$-
Stock based compensation	$21,625	$-

Total cost of sales	$2,743,187	$3,258,625

Gross profit	$575,155	$482,771

General and administrative expenses	$757,919	$818,389

Loss from operations	$(182,764)	$(335,618)

Other income	$(6,326)	$170,468

Loss before income tax expense	$(189,090)	$(165,150)

Income tax expense	$-	$(2,625)

Net loss	$(189,090)	$(167,775)

Loss Per Share (Basic)	$(0.06)	$(0.05)
Loss Per Share (Fully Diluted)	$(0.04)	$(0.03)

See accompanying notes to the financial statements.

14

ANDREW ARROYO REAL ESTATE, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

Six Months Ended June 30, 2024 and 2023 (unaudited)

	Common		Preferred				Total
	Stock		Stock		Additional		Stockholders'
	Shares	Common	Shares	Preferred	Paid-in	Accumulated	Equity
	Issued	Stock	Issued	Stock	Capital	Deficit	(Deficit)
Balance - December 31, 2022	3,180,460	$3,180	2,000,000	$2,000	$832,820	$(1,079,487)	$(241,487)
Stock issued for cash	14,471	$14	-	$-	$141,642	$-	$141,656
Net Loss	-	-	-	$-	$-	$(167,775)	$(167,775)

Balance – June 30, 2023	3,194,931	$3,194	2,000,000	$2,000	$974,462	$(1,247,262)	$(267,606)

Stock issued for cash	8,289	8	-	-	$42,139	-	$42,147
Net loss	-	-	-	-		$(327,432)	$(327,432)

Balance - December 31, 2023	3,203,220	$3,202	2,000,000	$2,000	$1,016,601	$(1,574,694)	$(552,891)

Stock issued for cash	27,162	$27	-	-	$135,720	$-	$135,796
Stock based compensation	48,801	$48	-	-	$24,963	$-	$25,011
Net loss	-	-	-	-	-	$(189,090)	$(189,090)

Balance - June 30, 2024	3,279,183	$3,277	2,000,000	$2,000	$1,177,333	$(1,763,784)	$(581,174)

See accompanying notes to the financial statements.

15

ANDREW ARROYO REAL ESTATE, INC.

STATEMENTS OF CASH FLOWS

Six Months Ending June 30, 2024 and 2023

(unaudited)

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(189,090)	$(167,775)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	$10,514	$14,355
Gain on sale of property and equipment	$(6,182)	$1,048
Stock based compensation	$25,011	$-
Changes in assets and liabilities:
Accounts receivable	$(79,365)	$34,714
Other current assets	$(60,397)	$(46,326)
Accounts payable	$53,093	$1,755
Accrued liabilities	$31,144	$(33,036)
Other current liabilities	$(61,443)	$87,265)
Change in operating lease liabilities	$209	$(19,311)

Net cash used in operating activities	$(276,506)	$(127,311)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	$-	$20,411
Disposal of equipment	$7,774	$(1,048)

Net cash flows provided by investing activities:	$7,774	$19,363

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment on vehicle loan	$(4,765)	$(2,174)
Repayment on SBA Loan	$(1,620)	$–
Proceeds from related party note payable	$79,000	$–
Net borrowings (repayment) on lines of credit	$167	$(3,455)
Cash from sales of common stock	$135,796	$141,656

Net cash provided by financing activities:	$208,578	$136,027

Net increase (decrease) in cash and cash equivalents	$(60,154)	$28,079

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$160,540	$219,721
CASH AND CASH EQUIVALENTS END OF YEAR	$100,386	$247,800

See accompanying notes to the financial statements.

16

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Andrew Arroyo Real Estate, Inc. (the "Company") was incorporated on June 18, 2020, under the laws of the State of Delaware. A predecessor company that was merged with and into the Company effective July 31, 2021 was originally incorporated under the laws of the State of California on January 20, 2004, as Andrew Michael Arroyo Inc. and updated its name to Andrew Arroyo Real Estate Inc. on April 30, 2007. The trademark and d/b/a that is known in the marketplace is "AARE". The Company was formed to conduct real estate brokerage services. These services include assisting clients buy, sell, manage, and invest in residential and commercial properties as well as business opportunities. The Company's year-end is December 31. As a result of the above-referenced merger, all operations of the California corporation were assumed into the Company. As a result, the historical financial statements of the California corporation are the ones presented herein.

On July 29, 2021, the Company filed an amended and restated Certificate of Incorporation with the State of Delaware, which (i) increased the Company's authorized common stock from 1,000 shares of common stock to 25,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001; and (ii) effected a 1-for-3,000 forward stock split of the Company's issued and outstanding common stock. The authorized preferred stock created, provides that the Board of Directors of the Company may fix the terms of any series of preferred stock created, including any dividend rights, dividend rates, conversion rights, voting rights, rights and terms of any redemption, redemption, redemption price or prices, and liquidation preferences, if any.

On July 29, 2021, after filing the amended and restated Certificate of Incorporation, the Company filed a Certificate of Designation with the State of Delaware to create a series of preferred stock entitled "Series A Convertible Preferred Stock”. The Series A Convertible Preferred Stock (i) has dividend rights on an equal basis with the Company's common stock, (ii) has preference in the event of a liquidation event, (iii) is convertible after 12 months into shares of the Company's common on a 1-for-1 basis, (iv) has three votes per share for any matter properly brought before the Company's shareholders for a vote, and (v) contains certain protective provisions.

On July 31, 2021, the Company "Andrew Arroyo Real Estate, Inc." a Delaware "C" Corporation merged with "Andrew Arroyo Real Estate, Inc." a California "S" Corporation. After the merger the California "S" Corporation was merged with and into the Company, which effectively ceased all operations of the California corporation, and those operations were assumed by the Company (the surviving Delaware "C" Corporation). Effective with the merger, the Certificate of Incorporation of the Company stayed as the Company's Certificate of Incorporation, and the 1,000 shares owed by the sole shareholder of the California corporation, Mr. Andrew Arroyo, the Company's sole director and one of its executive officers, were exchanged for 2,000,000 shares of the Company's Series A Convertible Preferred Stock.

Management’s Plans

The Company reported net losses in the amount of $189,090 and $167,775 during the periods ended June 30, 2024, and 2023, respectively, and had a net stockholders’ deficit as of June 30, 2024 in the amount of $581,174. During the period ending June 30, 2024, the Company reduced its general and administrative expenses by approximately $60,470 and plans to continue to monitor is discretionary spending in 2024 and beyond. The Company plans to use funds raised from offerings of their equity to continue to grow the Company nationwide and execute their business plan, including, but not limited to, securing their base of operations and any updates and/or modifications; acquiring equipment, systems and infrastructure; hiring key personnel to support growth; and achieving growth by way of licensing and strategic partnerships. It is the opinion of the management that they will be successful in raising funds through the sale of equity, the proceeds from an upcoming Regulation A offering, and availability of their existing lines of credit will satisfy their need for liquidity and cash requirements for the foreseeable future and into 2025 and beyond and put them in a position to grow their business in accordance with their business plan, outlined in three (3) milestones. The first milestone in the plan of operation is to continue to expand their brokerage operations nationwide. The second milestone is the continued training of their existing members including ongoing training of their “7 Steps to Powerful Paychecks” training nationwide in all markets. The third milestone is the formation of a real estate investment trust (REIT) and further development of a REIT to identify and acquire discounted commercial real estate assets and partnerships interests producing income.

Basis of Presentation

The June 30, 2024 financial statements include the accounts of the Company under the accrual basis of accounting. The financial statements, included herein, have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission. Pursuant to these rules and regulations, the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and have been consistently applied.

17

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Management's Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC 740”), "Income Taxes," which requires that the Company recognize deferred tax liabilities and assets based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities, using enacted tax rates in effect in the years the differences are expected to reverse. Deferred income tax benefit (expense) results from the change in net deferred tax assets or deferred tax liabilities. A valuation allowance is recorded when it is more likely than not that some or all deferred tax assets will not be realized.

The Company has applies the provisions of FASB ASC 740-10-05, “Accounting for Uncertainty in Income Taxes”. The ASC clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The ASC prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The ASC provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As a C Corp, under current tax law, the Company is responsible for Federal taxes equal to 21% of the net income of the Company as well as various tax rates for the states they have operations in. For the year ended December 31, 2023, the Company had a net operating loss (NOL) of approximately $650,370 as well as a charitable contribution carryover the combination of which created a deferred tax asset which are reduced by the valuation allowance.

The Company operates in 24 states throughout the U.S. Each state has an income tax and/or a franchise/commerce tax on the gross receipts of businesses based on total revenues in each state. The provision for income taxes includes state income taxes currently payable and deferred income taxes. Deferred income taxes represent the effects of items reported for tax purposes in periods different from those used for financial statement purposes. For the year ended December 31, 2023, there was a deferred tax asset of $303,926 with a ($303,926) valuation allowance for 2023.

18

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

401(k) Plan

The Company sponsors a defined contribution 401(k) plan (the Plan) that covers all eligible employees who meet certain service and age requirements. The Plan allows employees to contribute a percentage of their eligible compensation on a pre-tax or Roth after-tax basis, subject to limits imposed by federal tax law. For eligible employees, the Company provides a contribution equal to 100% of the eligible employees’ contribution up to the first 3% of their eligible pay in compliance with Safe Harbor. The Company also provides matching contributions equal to 100% of the first 4% of an employee's eligible compensation contributed to the Plan. In addition to matching contributions, the Company may make a discretionary profit-sharing contribution to the Plan, subject to approval by the Company’s Board of Directors. For the year ended December 31, 2023, the Company’s total contributions to the Plan, including matching and discretionary contributions, were $57,326. All employee contributions and Company matching contributions vest immediately. Any discretionary profit-sharing contributions vest according to the following schedule: 25% after one year of service, 50% after two years, 75% after three years, and 100% after four years of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Charitable Giving Policy

Giving and sharing are more than buzzwords at AARE. Up to 20% of the Company's gross profit on every transaction goes to charity (after sales agent's commissions are paid). The Company believes that with success comes the responsibility to do what they can for those less fortunate. Toward that end, the Company funds non-profit organizations dedicated to helping those in need. They support numerous religious and secular charities worldwide. The Company has no intention of deviating from this policy or reducing the amount it gives to charity. The charitable giving policy has been written into the bylaws and certificate of incorporation. For the six months ended June 30, 2024 and 2023, the Company donated $64,521 and $53,765, respectively.

Cash and Cash Equivalents

The Company considers all short-term securities purchased with maturity dates of three months or less to be cash equivalents. The Company from time to time during the periods covered by these financial statements may have bank balances in excess of its insured limits. Management has deemed this as a normal business risk. Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. During the periods ended June 30, 2024 and 2023, the Company had approximately $100,386 and $160,540 respectively deposited in two financial institutions. Of this amount, $100,386 and $160,540, respectively, was insured by the Federal Deposit Insurance Corporation.

Concentration and Credit Risk

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

Restricted Cash

Certain of the Company's cash positions are property management trust funds, which include security deposits and rents that belong to property owners. These cash amounts are reported as other current assets and other current liabilities on the balance sheets based on when the cash will be contractually released to the owners or tenants of the properties. Total restricted cash was approximately $405,773 and $307,000 on June 30, 2024 and 2023, respectively. These amounts are included in the other current assets and other current liabilities in the accompanying balance sheets.

Intangible Assets

Intangible assets include patented and unpatented technology, trade names, customer relationships and other specifically identifiable assets and are amortized on a straight-line basis over their respective estimated useful lives. Intangible assets are reviewed for impairment when facts and circumstances indicate a potential impairment has occurred or annually. As of June 30, 2024, the Company had $9,704 of net intangible assets.

19

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property and equipment are carried at cost. Expenditures for property and equipment are capitalized and depreciated over five to 31.5 years using the straight line and declining balance method. When assets are retired or sold, the related cost and accumulated depreciation are removed from the account and any gain or loss arising from such disposition is included as income or expense. Expenditures for repairs and maintenance are charged to expense as incurred. For the six ending June 30, 2024 and 2023, depreciation expense was $8,694 and $12,535, respectively. Property and equipment consisted of:

	June 30, 2024	Dec. 31, 2023
Property and Equipment:
Automobiles and Transportation	$47,014	$47,014
Leasehold Improvements	$25,035	$25,035
Advertising Equipment	$183,029	$192,746
Furniture and Fixtures	$31,886	$31,886
Right-of-Use Assets	$144,951	$182,844
	$431,915	$479,525

Accumulated Depreciation	$(227,415)	$(226,846)
Property and Equipment, net	$204,500	$252,679

Intangible Assets

	June 30, 2024	Dec. 31, 2023
Intangible Assets:
Uniform Resource Locator (“URL”)	$18,196	$18,196
Accumulated Amortization	$(8,492)	$(6,672)
Net Intangible Assets	$9,704	$11,524

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are recorded at the invoiced amount and do not bear interest. The expected credit loss is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the expected credit loss based on individual customer review and current economic conditions. The Company reviews its expected credit loss at least quarterly. Individual balances exceeding a threshold amount that are more than 90 days past due are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered. The balance of the allowance for doubtful accounts was $0 at both June 30, 2024 and December 31, 2023.

20

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company has generated significant revenues in California. The Company has not, to date, generated significant revenues outside California. The Company recognizes revenue in accordance with FASB Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with Customers” which requires that five basic criteria must be met before revenue can be recognized: (1) identification of the contract with a customer, (2) identification of the performance obligation(s), (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligation(s), and (5) recognition of revenue when, or as the Company satisfies a performance obligation. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related revenue is recorded.

Recently Issued Accounting Pronouncements

In June 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-02, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU has updated disclosure requirements for significant segment expense categories that are regularly provided to the Chief Operating Decision Maker (CODM). Previously, companies were only required to report revenues, assets, and certain profit or loss metrics for each segment. The update emphasizes that expenses reported should align with those that are used by the CODM when assessing segment performance. This aligns with the management approach to segment reporting, which bases financial disclosures on how the company's management organizes and evaluates the business. This ASU aims to enhance the transparency and comparability of segment information by offering more granular insights into how key expense categories impact segment performance. This ASU also clarifies existing guidance regarding how public entities should report segment profit or loss. The ASU is effective for public companies for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this ASU will have on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures. It is designed to provide more detailed information about an entity’s income tax expenses, liabilities, and deferred tax items, potentially affecting how companies report and disclose their income tax-related information. The ASU is effective for public business entities for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. The Company is currently evaluating how this ASU will impact its financial statements and disclosures.

Recently Adopted Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

21

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 2 – LOSS PER SHARE, BASIC AND DILUTED

Basic earnings (loss) per share has been computed by dividing net earnings / loss available to common shareholders by the weighted average number of common shares outstanding for the period. Shares issuable upon the exercise of any warrants or stock options, have been excluded as a common stock equivalent in the diluted loss per share because no stock options have been issued as of the date of this filing. Fully diluted earnings / loss per share has been computed by dividing net earnings /loss available to common shareholders by the weighted average number of common shares and preferred shares outstanding for each period presented. For the period ending June 30, 2024, the basic loss per share available to common shareholders has been computed by dividing the net loss of ($189,090) by the weighted average of 3,241,263 issued and outstanding common shares. The fully diluted loss available to common shareholders has been computed by dividing the net loss of ($189,090) by the weighted average of 5,241,263 issued and outstanding common and preferred shares. For the period ending June 30, 2023 the basic loss per share available to common shareholders has been computed by dividing the net loss of ($167,775) by the weighted average of 3,187,696 issued and outstanding common shares. The fully diluted loss available to common shareholders has been computed by dividing the net loss of ($167,775) by the weighted average of 5,187,696 issued and outstanding common and preferred shares.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments, as defined by FASB ASC subtopic 825-10, Financial Instrument ("ASC 825-10"), include cash, accounts receivable, accounts payable, lease liabilities and notes payable. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value or are based on comparison with prevailing market rates on contracts with similar risk and maturities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•	Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets;
•

Level 2: Inputs to the valuation methodology, including quoted prices for similar assets and liabilities in active markets that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3: Unobservable inputs in which there is little or no market data, which requires the reporting entity to develop its own assumptions.

NOTE 4 – STOCK BASED COMPENSATION

The Company follows ASC Subtopic 718-10, Compensation ("ASC 718-10"), which requires that all share-based payments to both employees and non-employees be recognized in the statement of operations based on their fair values.

On January 1, 2023, the Company’s board approved and adopted the “2023 AARE Equity Incentive Plan”. This allows the Company to grant restricted stock units, restricted stock, qualified and non-qualified stock options to employees, directors, consultants and independent contractors.

As of June 30, 2024, the Company has issued 280,214 restricted stock units and restricted stock of outstanding stock-based compensation through its qualified or non-qualified stock-based compensation plan.

STOCK BASED COMPENSATION TABLE
Date	Beginning Balance	Granted	Forfeited	Exercised	Expired	Ending Balance	Vested	RSU, RS Terms
1/1/2023	-0-	-0-	-0-	-0-	-0-	-0-	-0-	5 Year Vesting Schedule
Q1 2023	-0-	200,555	331	-0-	-0-	200,224	-0-	5 Year Vesting Schedule
Q2 2023	200,224	15,470	1,814	-0-	-0-	213,880	-0-	5 Year Vesting Schedule
Q3 2023	213,880	20,952	5,318	-0-	-0-	229,514	-0-	5 Year Vesting Schedule
Q4 2023	229,514	20,485	10,189	-0-	-0-	239,810	-0-	5 Year Vesting Schedule
Q1 2024	239,810	29,017	2,496	-0-	-0-	266,331	36,687	5 Year Vesting Schedule
Q2 2024	266,331	14,785	902	-0-	-0-	280,214	12,114	5 Year Vesting Schedule

22

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company’s chief executive officer (CEO), Andrew Arroyo, is the 100% owner of "Andrew Arroyo Investments, LLC." The company performs investment management services. Andrew and Megan Arroyo have a minority interest in "Neighborhood Investment Network, LLC." The company uses retirement funds for investing in real estate. Andrew and Megan Arroyo own 22.5% through one of their retirement accounts.

Through June 30, 2024, the Company spent approximately $300,000 on the costs related to our Regulation A offering, which was loaned to the Company by the CEO, Andrew Michael Arroyo. The terms of the promissory note are interest payable on the unpaid principal at the rate of 4% per annum. Principal and interest will be paid beginning February 1, 2022 until the end of the repayment period which is June 29, 2025. For the period ended June 30, 2024, $5,046 of interest was accumulated. During this period, $0 principal and $0 interest was paid during this period.

NOTE 6 - DEBT

Lines of Credit

The Company has a $75,000 business Line of Credit (“LOC”) through Wells Fargo Bank that renews annually. The LOC carries an interest rate of 14.50% as of June 30, 2024. As of June 30, 2024, $73,943 was outstanding under this LOC. The Company has a $125,000 Working Capital Line of Credit (“WCLOC”) through American Express. As of June 30, 2024 and 2023, $0 and $0 (unaudited) was outstanding under this WCLOC, respectively.

EIDL Loan

The Company also took out an Economic Injury Disaster Loan (“EIDL”) in the amount of $149,900. This loan carries a 3.75% interest rate payable over 30 years with a deferred start date until April 29, 2021. As of June 30, 2024 $144,607 was outstanding under this EIDL.

Vehicle Loan

On December 26, 2020, the Company also took out a vehicle loan for a Lexus RX in the amount of $46,014. The loan is for a period of 5 years at 1.99% interest rate. The debt schedule for the periods ended June 30, 2024 and December 31, 2023 were as follows:

	June 30, 2024	December 31, 2023
Long Term Debt:
Note Payable - EIDL loan	$144,607	$146,227
Note Payable – Vehicle loan	$15,393	$20,158
Note Payable - Andrew Arroyo (Note 5)	$305,924	$226,924
Total Long Term Debt	$465,924	$393,309
Current Portion Long Term Debt	$(13,113)	$(12,909)
Total Long Term Debt, net of current portion	$452,811	$380,400

23

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 6 – DEBT (Continued)

Operating Lease Liabilities	June 30, 2024	June 30, 2023

Operating lease liabilities as of January 1	$172,156	$230,140
Lease payments made	(19,508)	(19,331)
New lease liabilities	-	110,055
Total	$152,648	$320,844

Less: current portion	$(43,076)	$(42,612)
Long-term operating lease liabilities at June 30	$109,572	$278,252

In March 2021, the Company entered into a 24-month lease agreement with expiration date in March 2023 for its corporate office in California. The agreement requires initial base rent payments of approximately $2,883 per month increasing to approximately $2,969 per month. The Company renewed and extended this lease through January 2027.

In April 2022, the Company entered into a 24-month lease agreement with expiration date in April 2024 for its corporate office in California. The agreement requires initial base rent payments of approximately $1,881 per month increasing to approximately $1,937 per month. This lease has two extension options for two years each which can extend the lease through April 2028.

Total future operating lease liability commitments for the above non-cancellable leases as of June 30, 2024, are as follows:

2024 (remaining lease liabilities)	$27,470
2025	$56,527
2026	$58,427
2027	$28,755
2028	$6,543
Total lease payments	$177,722
Less: imputed interest	$(25,074)
Total	$152,648

24

ANDREW ARROYO REAL ESTATE, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2024 AND 2023 (unaudited)

NOTE 7 - INCOME TAXES

Income taxes are calculated on an annual basis for full year periods and are not included in this semi-annual report.

NOTE 8 – CONTENGENCIES

The real estate business is known as a litigious industry, especially in certain states like California where the Company conducts business. Buyers and sellers often bring claims against one another and usually attempt to involve the real estate agents and brokers in the claim or the suit seeking financial damages. In determining whether liabilities should be recorded for pending litigation claims, one must assess the allegations and the likelihood that we will successfully defend the claim. When the Company believes it is probable that it will not prevail in a particular matter, the Company will then record an estimate of the amount of liability based, in part, on advice of outside legal counsel. Currently, there are two outstanding claims. One claim is being arbitrated in San Diego, California, where a buyer desires for the sale to be rescinded and the seller to reclaim the home. The Company maintains a $1,000,000 errors and omission policy that covers the Company all the way back to June 9, 2009. In the event the Company incurs any financial liability from this claim, it will be covered under the errors and omissions policy up to $1,000,000, per occurrence. The second claim is in litigation and is not covered under the errors and omissions policy. The claim involves an associate of the Company who purchased a personal property in Utah in a for sale by owner (“FSBO”) transaction. The buyer and seller agreed to a second trust deed in the amount of $150,000. After the close of escrow, the Company received a complaint by the seller and was notified of the financing terms of the personal FSBO transaction. The seller claims the buyer (a Company associate) did not handle the transaction properly and initiated a litigation against the buyer and the Company seeking reimbursement for the $150,000. The Company was not a party to this personal FSBO transaction and has filed a motion with the court for dismissal from the case. The litigation is still in process.

Outside of the claims above, the Company is not involved in any proceedings, including product or service liability, general liability, workers' compensation liability, employment, or commercial and intellectual property litigation, which have arisen in the normal course of operations. The Company is insured for professional liability insurance, general liability, workers' compensation, employer's liability, property damage and other insurable risk required by law or contract, with retained liability or deductibles. The Company has recorded and maintains an estimated liability in the amount of management's estimate of the Company's aggregate exposure for such retained liabilities and deductibles. For such retained liabilities and deductibles, the Company determines its exposure based on probable loss estimations, which requires such losses to be both probable and the amount or range of probable loss to be estimable. The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through October 10, 2024, the date on which the accompanying financial statements were available to be issued, and concluded that, no material subsequent events have occurred since June 30, 2024, that require recognition or disclosure in the financial statements.

25

ITEM 4 EXHIBITS

Item No.	Description

2.1(1)	Amended and Restated Articles of Incorporation of Andrew Arroyo Real Estate Inc.

2.2(1)	Amended and Restated Bylaws of Andrew Arroyo Real Estate Inc.

2.3(1)	Certificate of Merger filed in State of Delaware effective July 31, 2021

2.5(1)	Merger Agreement by and between Andrew Arroyo Real Estate, Inc., a California corporation and Andrew Arroyo Real Estate Inc., a Delaware corporation dated July 28, 2021

4.1(1)	Form of Subscription Agreement for the Offering

10.1(1)	Escrow Agreement for the Offering

(1) Incorporated by reference from Issuer’s Offering Statement on Form 1-A filed with the Commission on September 15, 2021.

26

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Form 1-SA to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Diego, State of California, on October 10, 2024.

Andrew Arroyo Real Estate Inc.

Dated: October 10, 2024		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo
	Its:	President and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Dated: October 10, 2024		/s/ Andrew Michael Arroyo
	By:	Andrew Michael Arroyo, President, Chief Executive Officer (Principal Executive Officer), and Director

Dated: October 10, 2024		/s/ Clark Anctil
	By:	Clark Anctil
	Its:	Treasurer (Principal Financial Officer) and Financial Director

27